UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

On March 27, April 1 and April 3, 2008, CorpBanca published a notice in the Chilean newspaper La Tercera of its Extraordinary Shareholders’ Meeting of Corpbanca to be held on April 15, 2008 for the purpose of approving the terms and conditions of its program to repurchase shares. An unofficial English translation of the notice is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

	By:	/s/ Mario Chamorro
	Name:	Mario Chamorro
	Title:	Chief Executive Officer
Date: April 8, 2008

EXHIBIT INDEX

Exhibit	Description
99.1	Unofficial English language translation of Corpbanca’s announcement of its Extraodrinary Shareholders’ Meeting to be held on April 15, 2008, published on March 27, April 1, and April 3, 2008 in the Chilean newspaper La Tercera.

EXHIBIT 99.1

CORPBANCA

EXTRAORDINARY SHAREHOLDERS’ MEETING

The Board of Directors agreed to convene the Extraordinary Shareholders’ Meeting on April 15, 2008 at 11:00 a.m. at the office of CorpBanca on Calle Rosario Norte No. 660, 24th Floor, Las Condes, Santiago, Chile for the purpose of proposing and approving a program to purchase shares issued by CorpBanca (the “Share Repurchase Program”), in accordance with articles 27 and 27 D of the Securities Market Law 18,046 and with the terms and conditions set forth as follows:

1.	The purpose of the Share Repurchase Program will be to invest through the acquisition and selling of CorpBanca’s own shares, according to the price fluctuations in the shares experienced throughout the duration of the Share Repurchase Program, and to place such shares in the market.

2.	The shares will be purchased in the local Chilean market through one or more tender offers (Ofertas Públicas de Adquisición de Acciones) in accordance with article 198-5 of the Securities Market Law. Notwithstanding, holders of ADRs will be permitted to convert their ADRs into shares of CorpBanca and participate in the Share Repurchase Program.

3.	The maximum percentage of shares to be repurchased will be equivalent to 5% of the shares issued and paid, or up to 11,345,464,528 shares. Shares may only be repurchased for up to the amount of retained profit.

4.	CorpBanca reserves the right to cancel the tender offers in the event that it receives fewer acceptances than shares offered.

5.	The minimum repurchase price to be paid for the shares will be Ch$2.90 per share and the maximum repurchase price will be Ch$3.05 per share.

6.	It will be proposed in the Extraordinary Shareholders’ Meeting that the Board of Directors shall be authorized to determine the repurchase price of the shares, the number of shares to be offered (within the aforementioned limits), the dates of any tender offers to be conducted as part of the Share Repurchase Program and the manner in which such offers are carried out.

7.	The Share Repurchase Program will have a tenor of 3 years to commence as of the date of the Extraordinary Shareholders’ Meeting.

8.	The shares repurchased by CorpBanca should be offered for sale within a maximum period of 24 months as of their date of repurchase. In the event that the shares are not offered for sale in within this period, the capital stock will be reduced by the amount of such shares not offered for sale.

9.	The shares repurchased shall be fully paid and free of all liens or other restrictions.

10.	The Share Repurchase Program will require the prior approval of the Superintendency of Banks and Financial Institutions.

11.	The announcements of the commencement of the tender offer(s) will be published in the Chilean newspapers La Tercera and Diario Financiero.

12.	Corp Capital Corredores de Bolsa S.A. will be appointed as exchange agent for to organize and administer the tender offer(s).

If the Share Repurchase Program is approved and during extraordinary meeting, the Shareholders may and in addition to, make the necessary arrangements to implement the program.

Chairman of the Board

PARTICIPANTS

All shareholders registered in the Shareholders’ Registry at least five business days prior to the date of the meeting, April 9, 2008, shall be entitled to participate in the Extraordinary Shareholders’ Meeting.

POWERS OF ATTORNEYS

Powers of attorneys shall be made on the same day and location where the meeting will be held, between 9:45 and 11:00 pm.

Chief Executive Officer